UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 12, 2021

Big Cypress Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39871	85-3899721
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

300 W. 41st Street, Suite 202

Miami Beach, FL 33140
(Address of Principal Executive Offices) (Zip Code)

(305) 204-3338

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one half of one redeemable warrant	BCYPU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	BCYP	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	BCYPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement..

On October 12, 2021, Big Cypress Acquisition Corp., a Delaware corporation (the “Company”) and Radcliffe SPAC Master Fund, L.P., a Cayman Islands limited partnership (“Radcliffe”), entered into a Forward Share Purchase Agreement (the “Purchase Agreement”) pursuant to which Radcliffe may elect to sell and transfer to the Company, and the Company will purchase from Radcliffe, on the later of (a) the first business day following the ninetieth (90th) day after the closing of the proposed business combination between the Company and SAB Biotherapeutics, Inc., a Delaware corporation (“SAB” and the business combination between the Company and SAB the “Business Combination”) and (b) the first business day following the ninety fifth (95th) day after the closing of the Business Combination (the “Closing Date”), up to 1,390,000 shares of the Company’s common stock (“Common Stock”) held by Radcliffe at the closing of the Business Combination (the “Radcliffe Shares”). The price at which Radcliffe has the right to sell the Radcliffe Shares to the Company is $10.10 per share. Radcliffe will notify the Company in writing two business days prior to the Closing Date, specifying the number of Radcliffe Shares the Company is required to purchase.

Radcliffe is permitted at its election to sell any or all of the Radcliffe Shares in the open market commencing after the closing of the Business Combination, so long as the sale price exceeds $10.10 per share. In addition, upon the prior written consent of the Company, Radcliffe may sell the Radcliffe Shares at a price below $10.10.

Radcliffe shall not be required to purchase shares of Common Stock if any such purchase would cause Radcliffe to beneficially own in excess of 9.90% of the then-issued and outstanding shares of Common Stock

In exchange for the Company’s commitment to purchase the Radcliffe Shares on the Closing Date, Radcliffe agrees to continue to hold, and not offer, sell, contract to sell, pledge, transfer, assign, or otherwise dispose of, directly or indirectly, or hedge (including any transactions involving any derivative securities of the Company and including any Short Sales (as defined in the Purchase Agreement) involving any of the Company’s securities) the Radcliffe Shares prior to the Closing Date. In consideration for Radcliffe’s entry into the Purchase Agreement and the transactions and covenants therein, the Company shall pay to Radcliffe a cash fee equal to $50,000 within five business days from the execution of the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties and covenants from the parties. The Company’s and Radcliffe’s obligations to consummate the transactions contemplated by the Purchase Agreement are subject to the consummation of the Business Combination.

The foregoing description is only a summary of the Purchase Agreement, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Additional Information

In connection with the proposed Business Combination, on September 22, 2021 the Company filed with the Securities and Exchange Commission (the “SEC”) an amended registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of the Company (the “Registration Statement”), and after the Registration Statement was declared effective on September 22, 2021, the Company mailed a definitive proxy statement/prospectus relating to the proposed Business Combination to its stockholders.

This communication is not a substitute for the Registration Statement or the definitive proxy statement/final prospectus. Investors and security holders of the Company are advised to read the proxy statement/prospectus in connection with the Company’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus was mailed to stockholders of the Company as of a record date established for voting on the Business Combination. Stockholders may obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website www.sec.gov or by directing a request to: ir@bigcypressaccorp.com.

Participants in the Solicitation

The Company, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC including the Registration Statement, which includes the proxy statement of the Company for the Business Combination.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between the Company and SAB, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and SAB. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of the Company or SAB for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or SAB; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in the Company’s final prospectus relating to its initial public offering, dated January 11, 2021, and filed with the SEC on January 12, 2021, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on April 2, 2021, in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 an June 30, 2021, filed with the SEC on May 21, 2021 and August 9, respectively, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Forward Share Purchase Agreement dated October 12, 2021, by and between Big Cypress Acquisition, Corp. and Radcliffe SPAC Master Fund, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG CYPRESS ACQUISITION CORP.

By:	/s/ Samuel J. Reich
Name:	Samuel J. Reich
Title:	Chief Executive Officer & Chief Financial Officer

Dated: October 12, 2021